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Filed by UnitedGlobalCom, Inc. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UGC Europe, Inc. Commission File No. 000-25365

UnitedGlobalCom Announces Exchange Offer for
UGC Europe's Common Stock

Denver, Colorado—October 6, 2003:    UnitedGlobalCom, Inc. ("United" or "the Company") (Nasdaq:UCOMA—News) today announced an exchange offer for all of the outstanding publicly held shares of its subsidiary, UGC Europe, Inc. ("UGC Europe") (Nasdaq: UGCE). United currently owns approximately 66.75% of the outstanding common stock of UGC Europe. Pursuant to the terms of the tender offer, shareholders of UGC Europe will receive 9.0 shares of United's Class A common stock in exchange for each outstanding share of UGC Europe common stock validly tendered and not withdrawn in the tender offer. The consideration offered represents a 9.8% premium based on the October 3, 2003 closing prices of United's Class A common stock and UGC Europe's common stock.

About The Tender Offer

The offer will be conditioned upon, among other things (1) the tender of a majority of UGC Europe shares not held by United and certain of its affiliates, and (2) unless waived, United and its subsidiaries collectively owning at least 90% of the outstanding UGC Europe common stock after the consummation of the offer. Once the offer is completed, if United and its subsidiaries then own at least 90% of the outstanding shares of UGC Europe, United intends to effect a "short form" merger of UGC Europe and a wholly-owned subsidiary of United, by which United would acquire the remaining shares for the same consideration.

Although United's stockholders are not required to approve the offer or the contemplated merger, under rules of the Nasdaq National Market, United's stockholders are required to approve the issuance of shares by United of its Class A common stock to be exchanged in the offer and the merger, and United intends to hold a special meeting and solicit proxies for that purpose.

United expects to begin the tender offer as soon as practicable. Offering materials will be mailed to UGC Europe stockholders and United will file all necessary information with the United States Securities and Exchange Commission (SEC). The commencement and completion of the tender offer and, if the tender offer is completed, the consummation of a "short form" merger, does not require any approval by the UGC Europe board of directors and United has not asked the UGC Europe board of directors to approve the tender offer or a proposed merger.

Under applicable law, UGC Europe is required to file with the SEC a statement as to its position on the tender offer as well as other required information within 10 business days of the date on which the tender offer begins.

Notice For UGC Europe Stockholders

United intends to file with the SEC a Registration Statement on Form S-4 containing a prospectus relating to the exchange offer, and intends that its wholly-owned subsidiary, Europe Acquisition, Inc., will file a Schedule TO. UGC EUROPE STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ UNITED'S PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Materials filed with the SEC will be available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

THIS NEWS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A TENDER OFFER. THE TENDER OFFER WILL BE ONLY PURSUANT TO A PROSPECTUS, RELATED LETTERS OF TRANSMITTAL AND OTHER OFFER DOCUMENTS.

When the offer has commenced, the offer documents will be disseminated to holders of UGC Europe common stock and will be available at no charge from the information agent for the offer.

Notice for United Stockholders

United and its directors and executive officers may be deemed to be participants in the solicitation of proxies from United's stockholders in connection with the special meeting of stockholders to be held to approve the issuance of the Class A Common Stock in the exchange offer and planned merger. Information concerning United's directors and executive officers and their direct and indirect interests in the transaction is set forth in United's preliminary proxy statement to be filed with the SEC relating to the special meeting of stockholders and the prospectus contained in the Registration Statement on Form S-4 to be filed with the SEC relating to the exchange offer. A definitive proxy statement will be mailed to United stockholders when available. Materials filed with the SEC will be available electronically without charge at an Internet site maintained by the SEC. The address of that site is http://www.sec.gov. Documents filed with the SEC also may be obtained from United without charge by directing a request to Richard Abbott, Vice President of Finance, UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, CO 80237.

UNITED'S STOCKHOLDERS SHOULD READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS CAREFULLY BEFORE MAKING ANY VOTING DECISION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

About UnitedGlobalCom (UGC)

UGC is the largest international broadband communications provider of video, voice, and Internet services with operations in numerous countries. Based on the Company's operating statistics at June 30, 2003, UGC's networks reached approximately 12.6 million homes passed and 8.9 million RGUs, including approximately 7.4 million video subscribers, 704,200 voice subscribers, and 825,600 high speed Internet access subscribers. UGC's major operating subsidiaries include UGC Europe, a leading pan-European broadband communications company; VTR GlobalCom, the largest broadband communications provider in Chile; as well as several strategic ventures in video and broadband businesses around the world.

Forward Looking Statements: Certain statements in this press release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of United and its subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: whether the conditions to the tender offer will be satisfied, whether the offer and the intended merger will be consummated, United's ability to successfully reintegrate UGC Europe's operations, the risks and factors described in the publicly filed documents of United and UGC Europe, including the most recently filed Form 10-K of United; general economic and business conditions and industry trends; the continued strength of the industries in which United and UGC Europe operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in or the failure or the inability to comply with government regulations and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint ventures; competitor responses to United's and UGC Europe's products and services, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services. These forward-looking statements speak only as of the date of this Release. United expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in United's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

For further information contact:

  Investor Relations
  Richard S. L. Abbott—VP, Finance
  Phone: (303) 220-6682
  Email: rabbott@unitedglobal.com

Please visit our web site at www.unitedglobal.com for further information about the company

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UnitedGlobalCom Announces Exchange Offer for UGC Europe's Common Stock